Exhibit 99.2

SHL Telemedicine HY Results 2023 Presentation 1

Forward looking statements 2 This presentation was prepared for the purpose of providing and presenting information in a summary only and cannot replace a review of the reports of SHL Telemedicine (hereinafter: "the Company"). Many of the statements included in this presentation, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements. Readers are cautioned that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from historical results or any future results expressed or implied by forward-looking statements. Factors that can cause actual results to differ from expectations and those contained in forward-looking statements include those risks described in Item 3.D. “Key Information—Risk Factors” contained in the Company’s Registration Statement on Form 20-F or most recent Annual Report on Form 20-F filed with the U.S. Securities Exchange Commission (the “SEC”) and in its subsequent filings and submissions with the SEC, including, but not limited to, the Company’s ability to operate and comply with the complex and evolving regulations in the highly regulated healthcare industry; continued development, consumer acceptance and market adoption in the relatively new, unproven and volatile and rapidly changing telehealth market; the Company’s ability to develop and introduce new products and solutions and enhancements to existing ones; the significant and increasing levels of competition in the telemedicine market; the impacts of COVID-19 and future pandemics and epidemics; the Company’s ability to continue to attract and retain key employees and personal in the highly competitive healthcare industry; the loss or breach of the Company’s proprietary rights and data security and privacy risks; political, judicial, legal, economic and military conditions in Israel and the surrounding region; global economic and financial market conditions and the Company’s ability to adapt to and comply with the different business and market factors, conditions, requirements and laws and regulations in the various countries in which the Company operates internationally; currency fluctuations; labor disputes; the Company’s ability to manage growth and integrate acquired businesses and expanding operations; the Company’s ability to obtain adequate levels of insurance to cover potential losses; the Company’s dependence on key suppliers and sub-contractors and other third parties; and other matters and risks not yet known to the Company or not currently considered material by it. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. For the avoidance of doubt, it is clarified that the company does not undertake to update the information, in whole or in part, contained in this presentation, whether as a result of new information, a future event or for other reasons, except as required by law. It is also clarified that the company's plans and strategy contained in this presentation are correct at the time of their publication and can and will change in accordance with the decisions of the company's board of directors, as they will be from time to time, and/or due to their being dependent, in whole or in part, on third parties that are not under the control of the company as well as on additional risk factors to which the company is exposed . This presentation contains trade names, trademarks and service marks of other companies. The trade names, trademarks, and service marks of other parties are not used or displayed to imply a relationship with, or endorsement or sponsorship of, those other parties.

SHL Telemedicine at a glance 3 Nasdaq: SHLT SWX: SHLTN Listed on $29.0M 1HY 2023 revenues 30+ years of experience SHL is a leading provider and developer of advanced telehealth technology and services with unmatched 30 years of medical & ECG data-base 24/7 telehealth monitoring global service capabilities interactions and data readings per year 3M Telemedicine centers in Israel & Germany Significant strategic partners in the US market

R&D Gross Expenses $3.6M REVENUES Operational CASH Flow $29.0M Adjusted EBITDA(*) $ 0.4M CASH On Hand ~$28.6M Currently CASH On HAND $29.4M 30 June 2023 (*) Please see Supplemental Information at end of presentation for a reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures HY 2023 Overview Financial Data(*) 4 $ (3.3)M

Germany: A promising new growth engine 5 Remote medical services such as: Virtual Visit and Monitoring of chronic patients, are becoming the Standard of Care The company has agreements with leading health insurers, covering about 30% of the German health insurance market (about 25 million insured) SHL is the market leader in Germany and operates in a B2B model - managing and stabilizing chronic patients and saving costs for health insurers 1HY2022 2HY2022 1HY2023 REVENUES $6.8M Adjusted EBITDA(**) $(1.2)M REVENUES(*) $6.7M Adjusted EBITDA(**) $(0.3)M REVENUES(*) $7.0M Adjusted EBITDA(**) $(0.1)M (*) compared to 1HY 2022 in constant currency, Please see Supplemental Information at end of presentation for a description of the basis of presentation of the constant currency amount calculations as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures (**) Please see Supplemental Information at end of presentation for a reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures

Germany - Virtual Visit service: 6 Penetrating a market of about 800 million annual physical doctor visits (*) https://www.statista.com/statistics/236512/annual-doctor-visits-per-capita-in-germany-since-1991/ The virtual visit service is already available to 12.4 million BARMER and AOK PLUS insureds throughout Germany Successfully fending major players like Teladoc, and a path for growth of this activity, including with additional health insurances BARMER - a new 7-year contract Commercial service started April 2023 In Germany - an average of 10 physical visits per person to a doctor each year (*) Consistent growth use of Virtual Visit Pay Per Use model

USA

Prioritization of smartheart direct-to-consumer sales in 2HY 2023- considering hospitals' financial strains; Awaiting Mayo Clinic study results

DTC plan: more **cash-efficient** and carries **significant strategic value**

Leveraging the network of cardiologists that is already set up across the US

Tier1 Strategic customers relationships strengthen our reputation in support of the SmartHeart® direct-to-consumer move

MAYO CLINIC
minute clinic
ChristianaCare
CVSHealth.
HENRY SCHEIN

REVENUES
$0.6M

Adjusted EBITDA(*)
$(1.5)M

- Increase in uses of the SmartHeart platform
- Already FDA cleared 510(k) process for OTC clearance







Cloud based
ECG repository
24/7 ECG review center
Provider portal
24/7 USA cardiologist network

(*) Please see Supplemental Information at end of presentation for a reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures

SHL Telemedicine
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USA 8 Promising Initial Results(*) in Mayo Clinic and Imperial College Trials (*) Presentations at the Imperial Vulnerable Plaque and Patient Meeting 2023 (VPM) Mayo Clinic – HELP MI Reduction in “any ED Hospitalization” Reduction in “any ED visit” CV ED visit or Hospitalization Telemedicine group compliant users vs. control group 43% ZERO 33% Imperial College London - TELE-ACS Reduction in hospital readmission Reduction in ED attendance Telemedicine group vs. control standard care group at 3 months follow-up 55% 27.5%

Israel 9 High contribution to the company's profitability and cash flow The leader in B2C Telemedicine Services B2B advanced Medical Services Sale of cardiac monitoring services to consumers: personal 12 Lead ECG devices for transmission of remote medical data, 24/7 telemedicine center, Mobile Intensive Care Units in coverage areas. Over 100 institutional customers - Mediton Group is a leading B2B healthcare services provider in Israel to the largest and leading companies in Israel, government institutions, the Ministry of Defense, National Insurance, health funds and insurance companies (*) compared to 1HY 2022 in constant currency, Please see Supplemental Information at end of presentation for a description of the basis of presentation of the constant currency amount calculations as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures (**) Please see Supplemental Information at end of presentation for a reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures Telemedicine Center 4 advanced Medical Centers Network pf 500+ specialist doctors Customer Service Center Mobile Intensive Care Units with extensive coverage areas 1HY2022 2HY2022 1HY2023 REVENUES $21.6M Adjusted EBITDA(**) $5.7M REVENUES(*) $21.2M Adjusted EBITDA(*)(**) $5.7M REVENUES(*) $21.0M Adjusted EBITDA(*)(**) $6.1M

Financials – P&L 10 (*) compared to HY 2022 in constant currency, Please see Supplemental Information at end of presentation for a description of the basis of presentation of the constant currency amount calculations as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures (**) Please see Supplemental Information at end of presentation for a reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures In USD million (except per share amounts) 1HY 2023 1HY 2022cc* Revenues for the period 29.0 28.8 Revenues by territories Germany 6.8 7.0 Israel 21.6 21.0 Rest of the World 0.6 0.8 Adjusted EBIT(**) (3.1) (0.1) Adjusted EBITDA(**) 0.4 3.1 Net loss (2.1) (0.1) EPS (Basic) attribute to equity holders (0.14) 0.00 27,000 27,500 28,000 28,500 29,000 29,500 30,000 HY-2022 HY-2023 Revenue 2,000 2,500 3,000 3,500 4,000 HY-2022 HY 2023 R&D Gross exp - 1,000 2,000 3,000 4,000 HY-2022 HY 2023 Adjusted EBITDA(**)

Financials – Balance sheet & Cash flow 11 In USD million 1HY 2023 1HY 2022 Cash and cash equivalents 10.4 16.4 Short term investments 19.0 8.7 Total cash and short-term investments 29.4 25.1 Short term bank debt 2.1 2.2 Long term bank debt 11.3 14.2 Total bank debt 13.4 16.4 Capital and reserves 151.8 125.0 Accumulated deficit (75.3) (73.0) Total Equity 76.5 52.0 Increase (Decrease) in cash and short-term investments 10.7 (6.9) Operational cash flow (3.3) 1.7 100 110 120 130 HY-2022 HY 2023 Total Assets

2HY 2023 – Expected Events 12 Constant increase in the use of Virtual Visits Agreements with additional health funds for Virtual Visit services With our B2B model – Tier 1 customers Start of B2C sales Publication of results study for use of Continued implementation of Increased growth

Thank You SHL Telemedicine 13

Supplement Information

Reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures

Key figures (as reported):			
in USD million (except per share amounts)	1HY 2023	1HY 2022	% change
Revenues for the period	29.0	30.9	(6)
Revenues			
Revenues			
Germany	6.8	7.1	(4)
Israel	21.6	23.0	(6)
Rest of the World	0.6	0.8	(25)
EBIT	**(4.4)**	**(1.0)**	
EBITDA	**(0.9)**	**2.4**	
Net profit (loss)	**(2.1)**	**0.1**	
EPS (Basic loss)	**(0.14)**	**0.00**	
Operating cash flow	**(3.3)**	**1.7**	

In the table below, HY 2022 results have been presented at HY 2023 exchange rates[1]. Management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.

Adjusted key figures (in constant currency[1])			
in USD million	1HY2023	1HY2022	% change
Revenues	**29.0**	28.8	1
Revenues			
Germany	6.8	7.0	(4)
Israel	21.6	21.0	3
Rest of the World	0.6	0.8	(25)
Adjusted EBIT**	**(3.1)**	**(0.1)**	
Adjusted EBITDA ***	**0.4**	**3.1**	

SHL Telemedicine

**Adjusted EBIT: Please see the Adjusted EBITDA and Adjusted EBIT Table below.
***Adjusted EBITDA: Please see the Adjusted EBITDA and Adjusted EBIT Table below

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Supplement Information

Reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities Exchange Commission with respect to non-GAAP financial measures (HY2022 results are presented also in HY2023 exchange rates[1])

The Company believes Adjusted EBITDA and Adjusted EBIT provide useful information regarding the Company's financial and operating performance. Adjusted EBITDA and Adjusted EBIT are not IFRS or U.S. GAAP measures. You should not construe Adjusted EBITDA and Adjusted EBIT as alternatives to operating profit or cash flows from operating activities determined in accordance with IFRS or U.S. GAAP or as a measure of liquidity. Adjusted EBITDA and Adjusted EBIT are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies

in USD million	1HY2023	1HY2022	1HY2022 (CC[1])
Net profit (loss)	(2.1)	0.1	(0.1)
Financial income net	(3.0)	(1.3)	(1.2)
Tax expenses	0.7	0.2	0.2
Depreciation and amortization expenses	3.5	3.4	3.2
EBITDA	**(0.9)**	**2.4**	**2.1**
Share-based compensation	0.8	1.0	0.9
Non- recurring expenses	0.5	0.1	0.1
Adjusted EBITDA	**0.4**	**3.5**	**3.1**

(1) **Constant currency** – to enable meaningful comparison between 1HY2023 and 1HY2022 results, 1HY2022 results are also presented at 1HY2023 exchange rates which are calculated as annual average based on the average monthly exchange rates of each of the USD and the EUR versus the NIS, as published by the Bank of Israel. The management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.

SHL Telemedicine

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